NEWS RELEASE

PERPETUAL ENERGY INC. ANNOUNCES

NORMAL COURSE ISSUER BID FOR ITS COMMON SHARES

Calgary, Alberta – April 25, 2011 (TSX: PMT) – Perpetual Energy Inc. ("Perpetual") announced today that the Toronto Stock Exchange ("TSX") has accepted Perpetual's Notice of Intention to make a Normal Course Issuer Bid (the "Bid") to purchase for cancellation, from time to time, as Perpetual considers advisable, up to a maximum of 7,415,428 of Perpetual's issued and outstanding common shares ("Common Shares"). Purchases of Common Shares will be made on the open market through the TSX.  There are currently 148,308,572 Common Shares outstanding. The maximum number of Common Shares to be purchased pursuant to the Bid represents approximately 5% of the Common Shares issued and outstanding on the date hereof, calculated in accordance with the rules of the TSX (being 7,415,428 Common Shares). The price which Perpetual will pay for any Common Shares purchased by it will be the prevailing market price of the Common Shares on the TSX at the time of such purchase. The actual number of Common Shares that may be purchased for cancellation and the timing of any such purchases will be determined by Perpetual.

The Bid will commence on April 27, 2011 and will terminate on April 26, 2012 or such earlier time as the Bid is completed or terminated at the option of Perpetual. The daily limit on purchases under the Bid is 142,580 Common Shares, based on 25% of Perpetual's average daily trading volume for the prior six months of 570,318 Common Shares.  Management of Perpetual believes that, from time to time, the market price of the Common Shares may not fully reflect the underlying value of the Common Shares and that at such times the purchase of Common Shares would be in the best interests of Perpetual. Such purchases will increase the proportionate interest of, and may be advantageous to, all remaining shareholders.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual's shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT", "PMT.DB.C", "PMT.DB.D" and "PMT.DB.E". Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer